As filed with the Securities and Exchange Commission on April 10, 2015

File No. 333-194422

File No. 811-02328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

☐Pre-Effective Amendment No.

☒ Post-Effective Amendment No.  1

Boulder Growth & Income Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

2344 Spruce Street, Suite A

Boulder, CO 80302
(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (303) 228-2200

Fund Administration Services, LLC

2344 Spruce Street, Suite A

Boulder, CO 80302
(Name and Address of Agent for Service)

Copies to:

Arthur L. Zwickel

Paul Hastings LLP

515 South Flower Street

25th Floor

Los Angeles, CA 90071

and

Peter H. Schwartz
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C of Boulder Growth & Income Fund, Inc., is being filed to add Exhibit 12 to Part C of the Registration Statement previously filed with the Securities and Exchange Commission on March 7, 2014, and amended by Pre-Effective Amendment No. 1 on September 4, 2014, Pre-Effective Amendment No. 2 on October 9, 2014, and Pre-Effective Amendment No. 3 on October 10, 2014.  No information contained in Parts A and B of the Registration Statement, which are incorporated herein by reference in their entirety, is amended, deleted or suspended.

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

PART C.  OTHER INFORMATION

Item 15.	Indemnification

Section 2-418 of the General Corporation Law of the State of Maryland, Article VIII of the Registrant’s Articles of Incorporation (incorporated by reference as an Exhibit to this Registration Statement), Article 5.2 of the Registrant’s By-laws (incorporated by reference as an Exhibit to this Registration Statement), and the Investment Advisory Agreements (incorporated by reference as an Exhibit to this Registration Statement) provide for indemnification.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.		Exhibits

(1)	(a)	Articles of Amendment and Restatement dated May 18, 2004 (1).

	(b)	Articles of Amendment dated April 26, 2005 (1).

	(c)	Articles of Amendment dated May 25, 2006 (4).

	(d)	Articles of Amendment dated June 12, 2009 (4).

	(e)	Articles of Amendment dated May 26, 2011 (4).

(2)	(a)	Amended and Restated Bylaws dated July 30, 2010 (4).

(3)		Not Applicable.

(4)		Form of Agreement and Plan of Reorganization among Registrant, Boulder Total Return Fund, Inc., The Denali Fund Inc., and First Opportunity Fund, Inc. (4).

(5)		Incorporated herein by reference to Exhibit (1) of this filing.

(6)	(a)	Investment Advisory Agreement between the Registrant and Boulder Investment Advisers, L.L.C. (“BIA”) dated April 26, 2002 (3).

	(b)	Investment Advisory Agreement between the Registrant and Stewart Investment Advisers, Ltd. (“SIA”) dated April 26, 2002 (3).

(7)		None.

(8)		None.

(9)	(a)	Custody Agreement between the Registrant and The Bank of New York Mellon dated August 6, 2008 (4).

(10)		None.

(11)		Opinion of Arent Fox LLP, counsel to Registrant, as to legality of shares (4).

(12)		Form of Tax Opinion of Paul Hastings LLP, counsel to Registrant, as to tax matters (6).

(13)	(a)	Transfer Agency between the Registrant and The Bank of New York Mellon as assignee from PFPC, Inc. (1).

	(b)	Administration Agreement between the Registrant and Fund Administrative Services, LLC (1).

	(c)	Amendment to Administration Agreement between the Registrant and Fund Administrative Services, LLC (1).

	(d)	Second Amendment to Administration Agreement between Registrant and Fund Administration Services, LLC (4).

	(e)	Administrative Agreement between the Registrant and ALPS Fund Services, Inc. dated July 11, 2008 (4).

	(f)	Amendment No. 1 to Administrative Agreement between Registrant and ALPS Fund Services, Inc., dated November 1, 2011 (4).

	(g)	Committed Facility Agreement between the Registrant and BNP Paribas, dated March 19, 2013 (4).

	(h)	Amendment to Committed Facility Agreement between the Registrant and BNP Paribas, dated December 31, 2013 (4).

(14)	(a)	Consent of Independent Registered Public Accounting Firm (5).

(15)		None.

(16)		Powers of Attorney, dated February 7, 2014 (4).

(17)	(a)	Form of Proxy Card. (5).

	(b)	Code of Ethics of the Registrant, BIA and SIA (4).

(1)                                 Incorporated hereby by reference to Amendment No. 9 to the Registration Statement on Form N-2 of the Registrant filed on July 11, 2005 (Securities Act File No. 333-126503; EDGAR Accession Number 0001099343-05-000027).

(2)                                 Incorporated hereby by reference to Amendment No. 11 to the Registration Statement on Form N-2/A of the Registrant filed on October 11, 2005 (Securities Act File No. 333-126503; EDGAR Accession Number 0001099343-05-000040).

(3)                                 Incorporated hereby by reference to Amendment No. 8 to the Registration Statement on Form N-2/A of the Registrant filed on November 20, 2002 (Securities Act File No.    33-100634; EDGAR Accession Number 0000950117-02-002800).

(4)                                 Incorporated by reference to the Registration Statement on Form N-14 of the Registrant filed on March 7, 2014 (Securities Act File No. 333-194422; EDGAR Accession Number 0001193125-14-089202).

(5)                                 Incorporated by reference to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 of the Registrant filed on October 10, 2014 (Securities Act File No. 333-194422; EDGAR Accession Number 0001193125-14-369339).

(6)                                 Filed herewith.

Item 17.	Undertakings

(1)                   The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)          The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)          The undersigned registrant agrees to file in a post-effective amendment to this registration statement a final tax opinion promptly subsequent to the closing of the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boulder, and State of Colorado, on April 10, 2015.

BOULDER GROWTH & INCOME FUND, INC.
(Registrant)

By:	/s/ Stephen C. Miller
Stephen C. Miller
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Stephen C. Miller		President (Principal Executive Officer), Director	April 10, 2015
Stephen C. Miller

/s/ Nicole L. Murphey		Vice-President, Treasurer (Principal Financial Officer)	April 10, 2015
Nicole L. Murphey

*		Lead Independent Director	April 10, 2015
Richard I. Barr

*		Director	April 10, 2015
Dr. Dean L. Jacobsen

*		Director	April 10, 2015
Joel W. Looney

*		Director	April 10, 2015
Steven K. Norgaard

*By:	/s/ Stephen C. Miller
Stephen C. Miller
Attorney-in-Fact, pursuant to a power of attorney dated February 7, 2014, incorporated by reference to the Registration Statement on Form N-14 of the Registrant filed on October 10, 2014.

Exhibit List

Exhibits.	Description

(12)	Tax Opinion of Paul Hastings LLP, counsel to Registrant, as to tax matters.